Results of November 11, 2004 and January 10, 2005 shareholder meeting
 (Unaudited)

A special meeting of shareholders of the fund was held on November 11, 2004.

November 11, 2004 meeting
At the meeting, each of the nominees for Trustees was elected, as follows:

	     Votes	Votes
	for	withheld
Jameson A. Baxter	66,351,588	3,034,387
Charles B. Curtis	66,364,803	3,021,172
Myra R. Drucker	66,356,374	3,029,601
Charles E. Haldeman, Jr.	66,336,104	3,049,870
John A. Hill	66,285,557	3,100,418
Ronald J. Jackson	66,378,620	3,007,355
Paul L. Joskow	66,353,286	3,032,689
Elizabeth T. Kennan	66,265,125	3,120,850
John H. Mullin, III	66,364,338	3,021,637
Robert E. Patterson	66,391,012	2,994,963
George Putnam, III	66,356,233	3,029,742
A.J.C. Smith *	66,289,309	3,096,666
W. Thomas Stephens	66,308,427	3,077,547
Richard B. Worley	66,337,544	3,048,431

* Mr. Smith resigned from the Board of Trustees on January 14,
2005.


A proposal to amend the funds fundamental investment restriction with respect to diversification of investments to enhance the funds ability to invest in registered investment companies such as Putnam Prime Money Market Fund was approved as follows:


	     Votes	Votes		Abstentions
	for	against

	49,958,120	2,766,465		3,499,852

January 10, 2005 meeting

A proposal to amend the funds Agreement and Declaration of Trust to permit the fund to satisfy redemption requests other than in cash was defeated as follows:

	Votes	Votes		Abstentions
	for	against

	     47,895,294	4,368,362		4,136,828

All tabulations are rounded to the nearest whole number